Exhibit 99.2

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 page 6 Key metrics page 7 page 8 Outlook 2026 page 9 Disclaimer Copyright by Fresenius Medical Care AG email: ir@freseniusmedicalcare.com phone: +49 6172 609 2525 Revenue development by segment Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release. Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions. Fresenius Medical Care AG November 3, 2026 COMPLETE OVERVIEW OF THE THIRD QUARTER AND FIRST NINE MONTHS 2026 Investor Relations

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited

	Three months ended September 30,				Nine months ended September 30,			
	2026	2025	Change	Change at cc	**2026**	2025	Change	Change at cc
Total revenue	**4,937**	**4,885**	**1.1%**	**-0.5%**	**14,409**	**14,558**	**-1.0%**	**2.0%**
Costs of revenue	3,661	3,643	0.5%	-1.2%	10,645	10,917	-2.5%	0.6%
Selling, general and administrative expense	744	705	5.4%	3.6%	2,229	2,248	-0.9%	1.7%
Research and development expense	41	38	9.7%	8.4%	119	119	0.0%	1.5%
(Income) loss from equity method investees	(18)	(47)	-61.1%	-61.1%	(18)	(140)	-87.0%	-86.9%
Other operating income	(116)	(56)	107.5%	105.0%	(395)	(397)	-0.6%	0.1%
Other operating expense	241	125	92.2%	87.2%	693	578	20.3%	22.0%
Operating income	**384**	**477**	**-19.4%**	**-18.9%**	**1,136**	**1,233**	**-7.9%**	**-4.5%**
Operating income excl. special items [1]	545	574	-5.1%	-5.7%	1,581	1,507	5.0%	8.2%
Interest income	(16)	(19)	-16.2%	-19.3%	(45)	(56)	-19.0%	-19.3%
Interest expense	97	93	4.7%	2.0%	288	285	1.0%	3.0%
Interest expense, net	81	74	10.2%	7.5%	243	229	5.9%	8.5%
Income before income taxes	**303**	**403**	**-24.8%**	**-23.8%**	**893**	**1,004**	**-11.0%**	**-7.5%**
Income tax expense	78	75	3.5%	6.1%	210	215	-1.9%	2.0%
Net income	**225**	**328**	**-31.3%**	**-30.6%**	**683**	**789**	**-13.5%**	**-10.1%**
Net income attributable to noncontrolling interests	65	53	23.7%	21.7%	187	138	35.6%	40.8%
Net income attributable to shareholders of FME AG	**160**	**275**	**-41.9%**	**-40.6%**	**496**	**651**	**-23.9%**	**-20.9%**
Net income attributable to shareholders of FME AG excl. special items [1]	291	322	-9.6%	-10.0%	844	836	1.0%	4.1%
Weighted average number of shares	262,951,005	292,101,583			268,833,509	292,971,355		
Basic earnings per share	**€0.61**	**€0.94**	**-35.4%**	**-34.1%**	**€1.84**	**€2.22**	**-17.1%**	**-13.8%**
Basic earnings per ADS	**€0.30**	**€0.47**	**-35.4%**	**-34.1%**	**€0.92**	**€1.11**	**-17.1%**	**-13.8%**
Operating income	**384**	**477**	**-19.4%**	**-18.9%**	**1,136**	**1,233**	**-7.9%**	**-4.5%**
Depreciation, amortization and impairment loss	433	357	21.2%	18.4%	1,259	1,127	11.7%	14.7%
EBITDA	**817**	**834**	**-2.0%**	**-2.9%**	**2,395**	**2,360**	**1.5%**	**4.7%**
In percent of revenue								
Operating income margin	7.8%	9.8%			7.9%	8.5%		
Operating income margin excl. special items [1]	11.0%	11.7%			11.0%	10.3%		
EBITDA margin	16.6%	17.1%			16.6%	16.2%		
EBITDA margin excl. special items [1]	18.3%	19.1%			18.4%	18.0%		

[1] For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings page 2 of 9 November 3, 2026

FRESENIUS MEDICAL CARE

Segment information

unaudited	Three months ended September 30,				Nine months ended September 30,			
	2026	**2025**	Change	Change at cc	**2026**	**2025**	Change	Change at cc
Total								
Revenue in € million	**4,937**	**4,885**	**1.1%**	**-0.5%**	**14,409**	**14,558**	**-1.0%**	**2.0%**
Operating income in € million	**384**	**477**	**-19.4%**	**-18.9%**	**1,136**	**1,233**	**-7.9%**	**-4.5%**
Operating income in € million excl. special items [1]	545	574	-5.1%	-5.7%	1,581	1,507	5.0%	8.2%
Operating income margin	**7.8%**	**9.8%**			**7.9%**	**8.5%**		
Operating income margin excl. special items [1]	11.0%	11.7%			11.0%	10.3%		
Days sales outstanding (DSO) [2]					59	62		
Employees (headcount)					106,291	109,916		
Care Delivery segment								
Revenue in € million	**3,492**	**3,402**	**2.7%**	**1.1%**	**10,264**	**10,229**	**0.3%**	**3.9%**
Operating income in € million	**497**	**419**	**18.5%**	**17.5%**	**1,203**	**1,086**	**10.8%**	**16.4%**
Operating income in € million excl. special items [1]	513	493	4.1%	2.5%	1,437	1,226	17.2%	22.6%
Operating income margin	**14.2%**	**12.3%**			**11.7%**	**10.6%**		
Operating income margin excl. special items [1]	14.7%	14.5%			14.0%	12.0%		
Days sales outstanding (DSO) [2]					54	57		
Value-Based Care segment								
Revenue in € million	**537**	**576**	**-6.8%**	**-8.6%**	**1,563**	**1,611**	**-3.0%**	**0.7%**
Operating income in € million	**0**	**(22)**	**n.a.**	**-99.6%**	**6**	**(28)**	**n.a.**	**n.a.**
Operating income in € million excl. special items [1]	1	(21)	n.a.	-99.9%	27	(26)	n.a.	n.a.
Operating income margin	**0.0%**	**-3.8%**			**0.4%**	**-1.7%**		
Operating income margin excl. special items [1]	0.1%	-3.7%			1.7%	-1.6%		
Days sales outstanding (DSO) [2]					35	27		
Care Enablement segment								
Revenue in € million	**1,451**	**1,361**	**6.7%**	**5.1%**	**4,121**	**4,075**	**1.1%**	**3.0%**
Operating income in € million	**(32)**	**87**	**n.a.**	**n.a.**	**153**	**270**	**-43.2%**	**-42.0%**
Operating income in € million excl. special items [1]	106	103	2.5%	4.3%	329	334	-1.5%	-0.3%
Operating income margin	**-2.2%**	**6.4%**			**3.7%**	**6.6%**		
Operating income margin excl. special items [1]	7.3%	7.6%			8.0%	8.2%		
Days sales outstanding (DSO) [2]					87	92		
Inter-segment eliminations [3]								
Revenue in € million	**(543)**	**(454)**	**19.9%**	**18.0%**	**(1,539)**	**(1,357)**	**13.4%**	**17.0%**
Operating income in € million	**(46)**	**(3)**	**1243.6%**	**1237.4%**	**(107)**	**(17)**	**524.0%**	**546.1%**
Operating income in € million excl. special items [1]	(46)	(4)	944.0%	939.3%	(107)	(18)	489.9%	510.8%
Corporate								
Operating income in € million	**(35)**	**(4)**	**709.7%**	**631.3%**	**(119)**	**(78)**	**53.5%**	**78.7%**
Operating income in € million excl. special items [1]	(29)	3	n.a.	n.a.	(105)	(9)	984.3%	1171.5%

[1] For a reconciliation of special items, please refer to the table on page 8.

[2] Includes receivables related to assets held for sale.

[3] Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within "Inter-segment eliminations."

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter's year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency."

Segment information page 3 of 9 November 3, 2026

Balance sheet in € million, except for net leverage ratio, unaudited September 30, December 31, 2026 2025 Assets Cash and cash equivalents 1,099 1,599 Trade accounts and other receivables from unrelated parties 3,314 3,142 Inventories 2,413 2,141 Other current assets 1,014 1,016 Goodwill and intangible assets 15,275 14,826 Right-of-use assets 2,848 3,014 Other non-current assets 5,486 5,264 Total assets 31,449 31,002 Liabilities and equity Accounts payable to unrelated parties 776 738 Other current liabilities 7,129 5,507 Non-current liabilities 9,787 10,474 Total equity 13,757 14,283 Total liabilities and equity 31,449 31,002 Equity/assets ratio 44% 46% Debt and lease liabilities Short-term debt 2,389 1,613 Long-term debt, less current portion 5,148 5,692 Current portion of lease liabilities 585 584 Lease liabilities, less current portion 2,764 2,906 Total debt and lease liabilities 10,886 10,795 Minus: Cash and cash equivalents (1,099) (1,599) Total net debt and lease liabilities 9,787 9,196 Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure Net income 1,085 1,191 Income tax expense 317 321 Interest income (59) (70) Interest expense 387 385 Depreciation and amortization 1,428 1,463 Adjustments 1 603 447 Annualized adjusted EBITDA 3,761 3,737 Net leverage ratio 2.6 2.5 1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2025: €1 M), non-cash charges, primarily related to pension expense (2026: €42 M; 2025: €47 M), impairment loss (2026: €205 M; 2025: €37 M), and special items, including costs related to the FME25+ Program (2026: €203 M; 2025: €185 M), Legacy Portfolio Optimization (2026: €57 M; 2025: €83 M), Legal Form Conversion Costs (2026: €2 M; 2025: €4 M), Humacyte Remeasurements (2026: €23 M; 2025: €90 M) and Tavneos Impacts (2026: €71 M). Balance sheet page 4 of 9 November 3, 2026

Cash flow statement in € million, unaudited 2026 2025 2026 2025 Operating activities Net income 225 328 683 789 Depreciation, amortization and impairment loss 433 357 1,259 1,127 Change in trade accounts and other receivables from unrelated parties 54 (62) (80) (175) Change in inventories (85) (103) (249) (189) Change in other assets and liabilities and non-cash items 171 222 272 127 Net cash provided by (used in) operating activities 798 742 1,885 1,679 In percent of revenue 16.2% 15.2% 13.1% 11.5% Investing activities Purchases of property, plant and equipment and capitalized development costs (238) (192) (668) (492) Proceeds from sale of property, plant and equipment 4 0 12 12 Capital expenditures, net (234) (192) (656) (480) Free cash flow 564 550 1,229 1,199 In percent of revenue 11.4% 11.3% 8.5% 8.2% Acquisitions and investments, net of cash acquired, and purchases of intangible assets (12) (3) (18) (19) Investments in debt securities 0 (14) (75) (26) Proceeds from divestitures, net of cash disposed 22 144 23 164 Proceeds from sale of debt securities 14 11 76 57 Free cash flow after investing activities 588 688 1,235 1,375 Nine months ended September 30, Three months ended September 30, Cash flow page 5 of 9 November 3, 2026

FRESENIUS MEDICAL CARE

Revenue development by segment

in € million, unaudited	2026	2025	Change	Change at cc	Organic growth	Same market treatment growth [1]
Three months ended September 30,						
Total revenue	**4,937**	**4,885**	**1.1%**	**-0.5%**	**0.1%**	
Care Delivery segment	**3,492**	**3,402**	**2.7%**	**1.1%**	**2.0%**	**-0.4%**
Thereof: U.S.	2,920	2,842	2.8%	0.6%	1.2%	-1.1%
Thereof: International	572	560	2.1%	3.3%	6.0%	1.4%
Value-Based Care segment	**537**	**576**	**-6.8%**	**-8.6%**	**-8.6%**	
Care Enablement segment	**1,451**	**1,361**	**6.7%**	**5.1%**	**5.1%**	
Inter-segment eliminations	(543)	(454)	19.9%	18.0%		
Thereof: Care Delivery segment	(135)	(129)	5.1%	3.0%		
Thereof: Care Enablement segment	(408)	(325)	25.8%	24.0%		
Nine months ended September 30,						
Total revenue	**14,409**	**14,558**	**-1.0%**	**2.0%**	**2.9%**	
Care Delivery segment	**10,264**	**10,229**	**0.3%**	**3.9%**	**5.1%**	**-0.2%**
Thereof: U.S.	8,582	8,550	0.4%	4.2%	4.8%	-0.8%
Thereof: International	1,682	1,679	0.1%	2.2%	6.9%	1.2%
Value-Based Care segment	**1,563**	**1,611**	**-3.0%**	**0.7%**	**0.7%**	
Care Enablement segment	**4,121**	**4,075**	**1.1%**	**3.0%**	**3.0%**	
Inter-segment eliminations	(1,539)	(1,357)	13.4%	17.0%		
Thereof: Care Delivery segment	(394)	(365)	7.9%	12.0%		
Thereof: Care Enablement segment	(1,145)	(992)	15.4%	18.8%		

[1] Same market treatment growth = organic growth less price effects

Revenue development by segment page 6 of 9 November 3, 2026

FRESENIUS MEDICAL CARE

Key metrics

unaudited

	Nine months ended September 30,								
	2026	2025	Change	2026	2025	Change	2026	2025	Change
	Clinics			Patients			Treatments		
Care Delivery segment	**3,512**	**3,628**	-3%	**289,014**	**293,620**	-2%	**32,526,949**	**33,561,556**	-3%
Thereof: U.S.	2,540	2,621	-3%	202,774	205,846	-1%	22,880,623	23,183,666	-1%
Thereof: International	972	1,007	-3%	86,240	87,774	-2%	9,646,326	10,377,890	-7%

unaudited

	Nine months ended September 30,					
	2026	2025	Change	2026	2025	Change
	Member Months			Membership		
Value-Based Care segment						
Total U.S.	1,364,132	1,347,196	1%	150,040	161,957	-7%

Key metrics page 7 of 9 November 3, 2026

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company's outlook

		Special items									Special items								
in € million, except share data, unaudited	**Results 2026**	FME25+ Program	Legacy Portfolio Optimization[1]	Humacyte Remeasurements	Tavneos Impacts[2]	Sum of special items	**Results 2026 excl. special items**	Currency translation effects	Results 2026 excl. special items at cc	**Results 2025**	FME25+ Program	Legacy Portfolio Optimization[1]	Legal Form Conversion Costs	Humacyte Remeasurements	Interwell Health Deferred Tax Reversal	Sum of special items	**Results 2025 excl. special items**	Change excl. special items	Change excl. special items at cc
Three months ended September 30,																			
Total revenue	**4,937**	—	—	—	—	—	**4,937**	(78)	4,859	**4,885**	—	—	—	—	—	—	**4,885**	**1.1%**	**-0.5%**
Care Delivery segment	3,492	—	—	—	—	—	3,492	(54)	3,438	3,402	—	—	—	—	—	—	3,402	2.7%	1.1%
Thereof: U.S.	2,920	—	—	—	—	—	2,920	(61)	2,859	2,842	—	—	—	—	—	—	2,842	2.8%	0.6%
Thereof: International	572	—	—	—	—	—	572	7	579	560	—	—	—	—	—	—	560	2.1%	3.3%
Value-Based Care segment	537	—	—	—	—	—	537	(11)	526	576	—	—	—	—	—	—	576	-6.8%	-8.6%
Care Enablement segment	1,451	—	—	—	—	—	1,451	(22)	1,429	1,361	—	—	—	—	—	—	1,361	6.7%	5.1%
Inter-segment eliminations	(543)	—	—	—	—	—	(543)	9	(534)	(454)	—	—	—	—	—	—	(454)	19.9%	18.0%
EBITDA	**817**	50	25	9	—	84	**901**	(9)	892	**834**	40	51	0	6	—	97	**931**	**-3.2%**	**-4.2%**
Total operating income	**384**	54	98	9	—	161	**545**	(4)	541	**477**	41	50	0	6	—	97	**574**	**-5.1%**	**-5.7%**
Care Delivery segment	497	27	(11)	—	—	16	513	(8)	505	419	23	51	—	—	—	74	493	4.1%	2.5%
Value-Based Care segment	0	1	—	—	—	1	1	(1)	0	(22)	1	—	—	—	—	1	(21)	n.a.	-99.9%
Care Enablement segment	(32)	25	109	4	—	138	106	1	107	87	17	(2)	—	1	—	16	103	2.5%	4.3%
Inter-segment eliminations	(46)	—	—	—	—	—	(46)	0	(46)	(3)	—	(1)	—	—	—	(1)	(4)	944.0%	939.3%
Corporate	(35)	1	0	5	—	6	(29)	4	(25)	(4)	0	2	0	5	—	7	3	n.a.	n.a.
Interest expense, net	81	—	—	—	—	—	81	(2)	79	74	—	—	—	—	—	—	74	10.2%	7.5%
Income tax expense	78	14	13	3	—	30	108	0	108	75	11	3	0	1	35	50	125	-14.4%	-13.8%
Net income attributable to noncontrolling interests	65	—	—	—	—	—	65	(1)	64	53	—	—	—	—	—	—	53	23.7%	21.7%
Net income[3]	**160**	40	85	6	—	131	**291**	(1)	290	**275**	30	47	0	5	(35)	47	**322**	**-9.6%**	**-10.0%**
Basic earnings per share	**€0.61**	€0.16	€0.32	€0.02	—	€0.50	**€1.11**	€(0.01)	€1.10	**€0.94**	€0.10	€0.16	€0.00	€0.02	€(0.12)	€0.16	**€1.10**	**0.4%**	**0.0%**
Nine months ended September 30,																			
Total revenue	**14,409**	—	—	—	—	—	**14,409**	446	14,855	**14,558**	—	—	—	—	—	—	**14,558**	**-1.0%**	**2.0%**
Care Delivery segment	10,264	—	—	—	—	—	10,264	359	10,623	10,229	—	—	—	—	—	—	10,229	0.3%	3.9%
Thereof: U.S.	8,582	—	—	—	—	—	8,582	326	8,908	8,550	—	—	—	—	—	—	8,550	0.4%	4.2%
Thereof: International	1,682	—	—	—	—	—	1,682	33	1,715	1,679	—	—	—	—	—	—	1,679	0.1%	2.2%
Value-Based Care segment	1,563	—	—	—	—	—	1,563	59	1,622	1,611	—	—	—	—	—	—	1,611	-3.0%	0.7%
Care Enablement segment	4,121	—	—	—	—	—	4,121	76	4,197	4,075	—	—	—	—	—	—	4,075	1.1%	3.0%
Inter-segment eliminations	(1,539)	—	—	—	—	—	(1,539)	(48)	(1,587)	(1,357)	—	—	—	—	—	—	(1,357)	13.4%	17.0%
EBITDA	**2,395**	135	39	5	71	250	**2,645**	78	2,723	**2,360**	117	66	2	71	—	256	**2,616**	**1.1%**	**4.1%**
Total operating income	**1,136**	262	107	5	71	445	**1,581**	50	1,631	**1,233**	122	79	2	71	—	274	**1,507**	**5.0%**	**8.2%**
Care Delivery segment	1,203	171	(8)	—	71	234	1,437	67	1,504	1,086	62	78	—	—	—	140	1,226	17.2%	22.6%
Value-Based Care segment	6	21	—	—	—	21	27	1	28	(28)	2	—	—	—	—	2	(26)	n.a.	n.a.
Care Enablement segment	153	69	110	(3)	—	176	329	4	333	270	56	0	—	8	—	64	334	-1.5%	-0.3%
Inter-segment eliminations	(107)	—	—	—	—	—	(107)	(4)	(111)	(17)	—	(1)	—	—	—	(1)	(18)	489.9%	510.8%
Corporate	(119)	1	5	8	—	14	(105)	(18)	(123)	(78)	2	2	2	63	—	69	(9)	984.3%	1171.5%
Interest expense, net	243	—	—	—	—	—	243	6	249	229	—	—	—	—	—	—	229	5.9%	8.5%
Income tax expense	210	67	25	1	4	97	307	11	318	215	32	3	1	18	35	89	304	1.2%	4.7%
Net income attributable to noncontrolling interests	187	—	—	—	—	—	187	7	194	138	—	—	—	—	—	—	138	35.6%	40.8%
Net income[3]	**496**	195	82	4	67	348	**844**	26	870	**651**	90	76	1	53	(35)	185	**836**	**1.0%**	**4.1%**
Basic earnings per share	**€1.84**	€0.73	€0.31	€0.01	€0.25	€1.30	**€3.14**	€0.10	€3.24	**€2.22**	€0.31	€0.26	€0.00	€0.18	€(0.12)	€0.63	**€2.85**	**10.1%**	**13.4%**

1 2026: mainly related to the China strategy refinement which primarily resulted in impairment of capitalized development costs, termination costs, accelerated depreciation of a production line, as well as inventory and fixed asset write-offs; 2025: mainly related to the divestitures in Brazil, Malaysia, and Kazakhstan as well as the select assets of FME AG's wholly owned Spectra Laboratories, and impairment loss primarily related to right-of-use assets.

[2] The impacts from the revocation of the TAVNEOS® marketing authorization which led primarily to an impairment of intangible assets recorded by Vifor Fresenius Medical Care Renal Pharma Ltd., resulting in a negative impact on FME AG's income (loss) from equity method investees.

[3] Attributable to shareholders of FME AG.

Reconciliation results excl. special items

page 8 of 9

November 3, 2026

Outlook 2026 Spalte1 Outlook 2026 (at Constant Currency) Results 2025 Revenue growth1 Broadly flat €19,628 M Operating income growth1 Flat to negative mid-single digit percent €2,212 M 1 Outlook 2026 is based on current assumptions and excludes special items. Special items include the costs related to the FME25+ Program, the impacts from Legacy Portfolio Optimization, the Humacyte Remeasurements and the Tavneos Impacts as well as other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The outlook assumes current laws, policies, regulations, and tariffs. The growth rates are based on the results 2025 excluding the costs related to the FME25+ Program (€194 M for operating income), the impacts from Legacy Portfolio Optimization (€97 M for operating income), the Legal Form Conversion Costs (€4 M for operating income) and the Humacyte Remeasurements (€90 M for operating income). Outlook 2026 page 9 of 9 November 3, 2026